UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42461

SKYLINE BUILDERS GROUP HOLDING LIMITED

(Registrant’s Name)

Office A, 15/F, Tower A, Capital Tower,

No. 38 Wai Yip Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information contained in this report

Entry into a Material Definitive Agreement

On October 31, 2025, Skyline Builders Group Holding Limited, a Cayman Islands exempted company with limited liability (the “Company”), entered into a subscription and unit purchase agreement (the “Subscription Agreement”) with a limited liability company engaged in the critical minerals space (the “LLC”), pursuant to which the Company subscribed for an approximate 20% membership interest in the LLC for a subscription price of $20,000,000.

The foregoing summary of the Subscription Agreement does not purport to be complete and is subject to and is qualified in its entirety by the copy of such document filed as Exhibit 10.1 to this Current Report on Form 6-K and incorporated herein by reference.

New Strategic Direction for the Company

The entry into the Subscription Agreement represents the start of a new strategic direction by the Company into the critical materials space. The Company seeks to become a highly strategic supplier of critical minerals and nuclear fuels with several potential acquisitions and strategic partnerships identified. The Company will focus on supplying customers in the United States preferentially over customers in other regions to ensure that US customers have access to the critical materials they require.

The Company issued a press release on November 6, 2025 announcing the signing of the Subscription Agreement and the Company’s new strategic direction into the critical materials space, and is furnished as Exhibit 99.1.

Appointment of Executive Chairman

On November 5, 2025, the board of directors of the Company appointed Mr. Paul E. Mann as the Executive Chairman, effective January 1, 2026.

Paul E. Mann co-founded ASP Isotopes Inc. in September 2021 and has served as the Chairman and Chief Executive Officer and a member of its board of directors of ASP Isotopes Inc. since incorporation. Paul also served as the Chief Financial Officer of ASP Isotopes Inc. until September 2022. Prior to ASPI, Paul was Chief Financial Officer of PolarityTE, Inc., a biotechnology company, from June 2018 until April 2020. Prior to that, he was responsible for Healthcare investments at DSAM Partners LLC, a global hedge fund. Earlier in his career, he was a portfolio manager at Highbridge Capital where he managed investments in healthcare and biotechnology. Prior to Highbridge Capital, from August 2013 to March 2016, he worked at Soros Fund Management where he was responsible for billions of dollars of investments in healthcare and chemicals companies. During his career as a healthcare and chemicals investor, Paul has helped create and fund numerous early stage and start-up companies. Prior to moving to the buy-side, Paul spent 11 years as a sell-side analyst at Morgan Stanley and Deutsche Bank. He co-managed the healthcare research team at Morgan Stanley, one of the top ranked teams in Institutional Investor, Greenwich and Reuters. He was also corporate broker to over half the UK Pharmaceutical Companies. Paul started his career as a research scientist at Procter and Gamble and he is named as the inventor of numerous skin creams in the Oil of Olay range of cosmetics. Between 2000 and 2023 he was a nonexecutive, independent director at Abeona Therapeutics (NASDAQ: ABEO), where he was the chair of the audit committee, and he is currently a director at Healthtech Solution Inc. (OTC: HLTT), where he is chairman of the board and serves on the audit committee. He was the co-founder and Chairman of Varian Biopharma, a private biotechnology company focused on precision oncology until its sale in 2023. Paul has an MA (Cantab) and an MEng from Cambridge University, UK where he studied Natural Sciences and Chemical Engineering and he is a CFA charter holder.

We believe Mr. Paul E. Mann is qualified to serve as our Executive Chairman because of his extensive experience in executive leadership, corporate finance, as well as his background in investment management and corporate governance.

On November 5, 2025, the Company entered into an executive employment agreement with Mr. Paul E. Mann, effective January 1, 2026, pursuant to which Mr. Mann will serve as Executive Chairman, receive an annual base salary of $360,000 and is be eligible for additional board fees and incentive compensation.

On November 5, 2025, the Company entered into an indemnification agreement with Mr. Paul E. Mann, effective January 1, 2026, pursuant to which the Company agreed to provide certain indemnification rights to Mr. Mann in connection with his appointment as Executive Chairman effective January 1 2026.

The foregoing summary of the executive employment agreement and indemnification agreements does not purport to be complete and is subject to and is qualified in its entirety by copies of such documents filed as Exhibit 10.2 and 10.3, respectively, to this Current Report on Form 6-K and are incorporated herein by reference.

Exhibits

Exhibit No.	Description
10.1*+	Subscription and Unit Purchase Agreement dated October 31, 2025
10.2*	Executive Employment Agreement dated November 5, 2025
10.3*	Indemnification Agreement dated November 5, 2025
99.1**	Press Release dated November 6, 2025

*	Filed herewith.

**	Furnished herewith.

+	Portions of this exhibit have been omitted in compliance with Regulation S-K Item 601(b)(10)(iv) because the registrant has determined that the information is not material and is the type that the registrant treats as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skyline Builders Group Holding Limited

Date: November 6, 2025	By:	/s/ Ngo Chiu Lam
	Name:	Ngo Chiu, LAM
	Title:	Chairman of the Board, Chief Executive Officer and Director

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